June 24, 2014

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 19 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 18 to the Registration Statement on Form S-1 filed on March 27, 2014 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated April 21, 2014 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 19 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Prospectus Summary, page 1

Our Company, page 1

1.	Comment: We note the third sentence in the opening paragraph. Please balance the disclosure regarding your activities in China representing a meaningful portion of overall operations in terms of revenue, by quantifying your percentage of total sales in China for the year ended December 2013.

Response: The Company has deleted what was formerly the third sentence of the opening paragraph on page 1 and has revised the Registration Statement on page 75 to comply with the Staff’s comment.

Capitalization, page 33

2.	Comment: Please revise to present the non-controlling interest separately from total Ryerson Holding Corporation’s total stockholder’s deficit consistent with the presentation in your December 31, 2013 balance sheet on page F-6.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

June 24, 2014

Response: The Company has revised the Registration Statement on page 33 to comply with the Staff’s comment.

Contractual Obligations, page 50

3.	Comment: We note your response to our prior comment 1 and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise to include a pro forma table of contractual obligations that gives effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum once it determines the expected payments it intends to make using the offering proceeds.

Quantitative and Qualitative Disclosures about Market Risk, page 56

4.	Comment: Your current disclosures with respect to your exposure to foreign exchange rate risk and commodity price risk do not comply with the guidance outlined in Item 305(a) of Regulation S-K. Please revise your discussion of your exposure to these risks to comply with one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 58 to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

5.	Comment: We note your response to our prior comment 3, and reissue the comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Response: The Company acknowledges the Staff’s comment and confirms that prior to the planned effectiveness of the Company’s Form S-1 registration statement it will remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 7. Goodwill, page F-16

6.

Comment: We note from the disclosure in the table on page F-16 that the Company recorded a $2.0 million adjustment to goodwill for changes in purchase price allocation during 2013. Given that the Company does not appear to have

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

June 24, 2014

completed any material acquisition transactions since 2011, please tell us and explain in Note 7 the nature of this change in purchase price allocation. As part of your response and your revised disclosure, please indicate the specific acquisition transaction to which this amount relates and the date on which the acquisition occurred and explain why the adjustment to goodwill did not occur until 2013.

Response: During the fourth quarter of 2013, in relation to the 2007 Platinum Acquisition, the Company identified that purchase accounting entries related to certain adjustments to deferred tax assets and the impact of certain consent payments to retire debt outstanding at the time of the acquisition were not appropriately recorded at the time of the original purchase accounting. The Company adjusted the accounting for the business combination to correct these omissions in accordance with FASB ASC 805-10-25-19. As a result of these corrective entries, the Company’s financial statements for the year ended December 31, 2013 reflect an increase in goodwill. The effect of correcting the accounting for the business combination was not material to our consolidated financial statements and therefore, we did not believe additional discussion of the adjustment in the footnotes to the consolidated financial statements was necessary.

Note 15. Compensation Plan, page F-31

Participation Plan, page F-31

7.	Comment: Please tell us and revise Note 15 to indicate whether the Company’s planned public offering of its common shares will be a “qualifying event” under the Company’s participation plan. If so, please revise M D & A to disclose the amount of compensation expense that will be recognized in the Company’s financial statements in connection with the public offering and explain how the amount of compensation expense to be recognized will be calculated or determined.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Participation Plan expired on March 31, 2014 and is no longer in effect. The Company intends to adopt the Ryerson Holding Corporation Retention Bonus Plan, pursuant to which the planned offering of the Company’s shares will be a “qualifying event” such that the plan will pay out up to $10,000,000 to eligible plan participants contingent upon time-based and performance-based vesting requirements.

Note 20. Subsequent Events, page F-39

8.	Comment: We note your response to our prior comment 4 and reissue the comment. Reference is made to page F-64 where you discuss the Company making a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is contingent on the closing of the initial public offering. To the extent that this payment exceeds the Company’s net earnings for the preceding twelve month period, please reflect it in pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the financial statements, as applicable, pursuant to the guidance outlined in SA B Topic 1:B:3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide pro forma earnings per share information as required by SAB Topic 1:B:3, if the termination payment exceeds our net earnings for the preceding twelve month period once the Company determines the amount of the termination payment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

June 24, 2014

9.	Comment: We note your response to our prior comment 5 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

Response: The Company acknowledges the Staff’s comment and confirms that once the date and terms of the stock split have been determined it will revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President
Cristopher Greer, Esq.